UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14 (d)(1) or 13 (e)(1)

Of the Securities Exchange Act of 1934

(Amendment No.     )

CHARTER FINANCIAL CORPORATION

(Name of Subject Company (issuer))

CHARTER FINANCIAL CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

16122M 10 0

(CUSIP Number of Class of Securities)

Curtis R. Kollar

Chief Financial Officer

Charter Financial Corporation

1233 O.G. Skinner Drive

West Point, Georgia 31833

(703) 645-1391

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

V. Gerard Comizio

Matthew Dyckman

Thacher Proffitt & Wood LLP

1700 Pennsylvania Avenue, NW, Suite 800

Washington, DC 20006

(202) 347-8400

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$52,000,000	$5,564

*	For purposes of calculating the filing fee only, this amount is based on the purchase of 1,000,000 outstanding shares of Common Stock at the tender offer price of $52.00 per share.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

This Tender Offer Statement on Schedule TO relates to the offer by, Charter Financial Corporation, a Federal corporation (the “Purchaser”), to purchase up to 1,000,000 shares of its Common Stock, par value $0.01 per share (the “Shares”), at a price between $43.00 and $52.00 per Share, net to the seller in cash, without interest. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 21, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer.”

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The information set forth in the section of the Offer to Purchase captioned “Section 14 – Certain Information Concerning Us” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase captioned “Section 12 – Interest of Directors, Executive Officers and Principal Stockholders; Transactions and Agreements Concerning Shares” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase captioned “Section 11 – Price Range of Shares; Dividends” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) This Tender Offer Statement is filed by the Purchaser. The information set forth in the section of the Offer to Purchase captioned “Section 14 – Certain Information Concerning Us” is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet,” “Section 6 – Number of Shares; Priority of Purchases; Small Lots; Proration,” “Section 7 – Procedures for Tendering Shares,” “Section 8 – Withdrawal Rights,” “Section 9 – Purchase of Shares and Payment of Purchase Price,” “Section 17 – United States Federal Income Tax Consequences” and “Extension of the Offer; Termination; Amendment” and in the Letter of Transmittal is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase captioned “Section 12 – Interest of Directors, Executive Officers and Principal Stockholders; Transactions and Agreements Concerning Shares” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the section of the Offer to Purchase captioned “Section 12 – Interest of Directors, Executive Officers and Principal Stockholders; Transactions and Agreements Concerning Shares” is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the section of the Offer to Purchase captioned “Section 1 – Purpose of the Offer” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase captioned “Section 5 – Effects of the Offer” is incorporated herein by reference.

(c) The information set forth in the sections of the Offer to Purchase captioned “ Section 4 – Our Plans After the Offer” and “Section 5 – Effects of the Offer” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) and (b) The information set forth in the section of the Offer to Purchase captioned “Section 13 – Source and Amount of Funds” is incorporated herein by reference.

(d)	Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the section of the Offer to Purchase captioned “Section 12 – Interest of Director, Executive Officers and Principal Stockholders; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase captioned “Section 19 – Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) The information set forth in the section of the Offer to Purchase captioned “Section 14 – Certain Information Concerning Us” is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the section of the Offer to Purchase captioned “Section 16 – Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i) Offer to Purchase.

(a)(1)(ii) Letter of Transmittal.

(a)(2) Not Applicable.

(a)(3) Not Applicable.

(a)(4) Not Applicable.

(a)(5)(i) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(ii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii) Letter to Participants in the Employee Stock Ownership Plan of Charter Financial Corporation

(a)(5)(iv) Letter to Participants in the CharterBank 401(k) Plan With Investments in Shares of Charter Financial Corporation Common Stock

(a)(5)(v) Press release dated November 17, 2006 announcing the commencement of the Offer.

(b) Not applicable.

(c) Opinion of RP Financial, LC.*

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable

*	Included as Annex A of the Offer to Purchase (Exhibit (a)(1)(i)).

ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13e-3.

The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet,” “Section 1 – Purpose of the Offer,” Section 2 – Fairness of the Offer,” “Section 3 – Fairness Opinion of Financial Advisor,” “Section 4 – Our Plans After the Offer,” “Section 5 – Effects of the Offer,” “Section 11 – Price Range of Shares; Dividends,” “Section 12 – Interest of Directors, Executive Officers and Principal Stockholders; Transactions and Arrangements Concerning Shares,” and “Section 15 – Effects of the Offer on the Market for Shares; Registration Under the Exchange Act,” is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTER FINANCIAL CORPORATION

Dated: November 21, 2006

/s/ Curtis R. Kollar
Name:	Curtis R. Kollar
Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii)	Letter to Participants in the Employee Stock Ownership Plan of Charter Financial Corporation.

(a)(5)(iv)	Letter to Participants in the CharterBank 401(k) Plan With Investments in Shares of Charter Financial Corporation Common Stock.

(a)(5)(v)	Press release dated November 17, 2006 announcing the commencement of the Offer.

(c)	Opinion of RP Financial, LC.